UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PharmaNet Development Group, Inc.
(Name of Issuer)
PharmaNet Development Group, Inc.
(Name of Filing Person (Offeror and Issuer))
8.00% Convertible Senior Notes due 2014
(Title of Class of Securities)
784121 AB1
(CUSIP Number of Class of Securities)
John P. Hamill
Executive Vice President and Chief Financial Officer
PharmaNet Development Group, Inc.
504 Carnegie Center
Princeton, New Jersey 08540
(609) 951-6800
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)
With a copy to:

Emilio Ragosa, Esq.	Glenn R. Pollner, Esq.
Morgan, Lewis & Bockius LLP	Gibson, Dunn & Crutcher LLP
502 Carnegie Center	200 Park Avenue
Princeton, New Jersey 08540	New York, NY 10166
(609) 919-6600	(212) 351-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee (2)
$47,725,000.00	$1,880.00

(1)	This tender offer statement relates to the exchange by PharmaNet Development Group, Inc. of its 8.00% Convertible Senior Notes Due 2014 plus additional consideration for any and all of its currently outstanding 2.25% Convertible Senior Notes Due 2024. Estimated for the purpose of determining the filing fee only, this amount is based on the exchange of all 2.25% Convertible Senior Notes Due 2024 for 8.00% Convertible Senior Notes Due 2014.

(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended equals $39.30 for each $1,000,000 of value. The registration fee was previously paid in connection with the Registrant’s Registration Statement on Form S-4 filed on November 20, 2008.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $1,880.00	Filing Parties: PharmaNet Development Group, Inc.
Form or Registration No.: 333-155496	Date Filed: November 20, 2008
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Introductory Statement
     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the issuer tender offer statement on Schedule TO initial filed by PharmaNet Development Group, Inc., a Delaware corporation (the “Company”), on November 20, 2008 (the "Schedule TO”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) its outstanding 2.25% Convertible Senior Notes Due 2024 (the “Outstanding Notes”) validly tendered and accepted, upon the terms and subject to the conditions set forth in the prospectus and offer to exchange (as amended and supplemented from time to time, the “Prospectus”), which is part of the Company’s Registration Statement on Form S-4, filed on November 20, 2008 (the “Registration Statement”). All of the information set forth in the Prospectus and the accompanying Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. Terms of the Transaction.
     On December 18, 2008, the Company issued a press release announcing that the Company allowed the Exchange Offer to terminate at 11:59 PM on the expiration date because the minimum tender condition was not satisfied. All Outstanding Notes previously tendered pursuant to the Exchange Offer will be promptly returned to the tendering holders.
Item 12. Exhibits.
     See Exhibit Index immediately following the signature page.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 18, 2008

PHARMANET DEVELOPMENT GROUP, INC.

By:	/s/ John P. Hamill
Name: John P. Hamill
Title: Chief Financial Officer and Executive Vice President

EXHIBIT INDEX

(a)(1)(i)*	Prospectus and Offer to Exchange (included in the Registration Statement on Form S-4 filed on November 20, 2008 and incorporated herein by reference)

(a)(1)(ii)*	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on November 20, 2008)

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Bank, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed on November 20, 2008)

(a)(1)(iv)*	Form of Letter to Beneficial Holders (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed on November 20, 2008)

(a)(1)(v)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed on November 20, 2008)

(a)(1)(vi)*	Press Release, dated November 20, 2008 (filed on Form 8-K on November 20, 2008 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934)

(a)(1)(vii)*	Form of Indenture between the Issuer and U.S. Bank National Association (the “Indenture”) incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-4 filed on November 20, 2008)

(a)(1)(viii)	Press Release, dated December 18, 2008.

(d)(i)*	Form of Dealer Manager Agreement (incorporated herein by reference to Exhibit 1.1 to the Registration Statement on Form S-4 filed on November 20, 2008)

(d)(ii)*	Indenture, dated as of August 11, 2004, between the Company and Wachovia Bank, National Association, which was filed as Exhibit 4.1 to the Company’s Form S-3 which was filed with the Securities and Exchange Commission on November 2, 2004, and is incorporated herein by this reference

(d)(iii)*	Registration Rights Agreement, dated as of August 11, 2004, which was filed as Exhibit 4.2 to the Company’s Form S-3 which was filed with the Securities and Exchange Commission on November 2, 2004, and is incorporated herein by this reference

(d)(iv)*	Shareholder Rights Agreement, dated as of December 21, 2005, by and between the Company and Wachovia Bank, National Association, as Rights Agent, which was filed as Exhibit 4.1 to the Company’s Form 8-A which was filed on December 28, 2005, and is incorporated herein by this reference

(d)(v)*	Amended and Restated 1999 Stock Plan, which was filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and is incorporated herein by this reference

(d)(vi)*	Amended and Restated 2004 Employee Stock Purchase Plan, which was filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and is incorporated herein by this reference

(h)*	Opinion of Morgan, Lewis & Bockius, LLP as to certain U.S. federal income tax matters (incorporated by reference to Exhibit 8.1 of the Registration Statement on Form S-4 filed on November 20, 2008)

*	Previously filed.

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